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                           September 5, 2023

       Martin F. Antranik Eurnekian
       Chief Executive Officer
       Corporaci  n Am  rica Airports S.A.
       128, Boulevard de la P  trusse
       L-2330, Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Corporaci  n Am
rica Airports S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed August 28,
2023
                                                            File No. 333-274239

       Dear Martin F. Antranik Eurnekian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Staff Attorney, at (202) 551-3905 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Alejandro A. Gordano,
Esq.